# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

## 10 February 2011

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## Nevada Geothermal Power Inc.

## File No. 0-49917 -- CF# 26092

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Nevada Geothermal Power Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on November 22, 2010.

Based on representations by Nevada Geothermal Power Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.147          through October 29, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Timothy S. Levenberg
Special Counsel